SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

03 February 2006

Cambridge Antibody Technology Group PLC
(Translation of Registrant’s Name Into English)

Milstein Building, Granta Park, Cambridge, CB1 6GH, England
(Address of Principal Executive Offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-

Form 20-F ____X____      Form 40-F ________

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 193

Yes _________      No ____X_____

      If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-___________

EXHIBIT INDEX

This filing contains the following exhibits.

EXHIBIT                                                                                       DESCRIPTION

99.1                                                                                               Re: Q1 2006 Statement dated 3 February 2006

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 03 February, 2006                                                                                                                         Cambridge Antibody Technology Group PLC

                                                                                                                                                                 By: /s/ John Aston
                                                                                                                                                                 Name: John Aston
                                                                                                                                                                 Title: Chief Financial Officer

EXHIBIT 99.1

FOR IMMEDIATE RELEASE

13.00 GMT, 08.00 EST Friday 3 February 2006

For further information contact:

Cambridge Antibody Technology                          Weber Shandwick Square Mile (Europe)
Tel: +44 (0) 1223 471 471                              Tel: +44 (0) 20 7067 0700
Peter Chambré, Chief Executive Officer                 Kevin Smith
John Aston, Chief Financial Officer                    Yvonne Alexander
Rowena Gardner, Director of Corporate Communications   Rachel Taylor

                                                       BMC Communications/The Trout Group (USA)

                                                       Tel: 001 212 477 9007
                                                       Brad Miles, ext 17 (media)
                                                       Brandon Lewis, ext 15 (investors)

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC:
STATEMENT RE: Q1 2006 FINANCIAL STATEMENT

Cambridge, UK: Cambridge Antibody Technology Group plc (LSE: CAT, NASDAQ:
CATG) today issues this explanatory statement in relation to the first quarter
2006 figures which will be released on Monday 6 February 2006.

CAT's Annual Report for the financial year ended 30 September 2005 was completed and signed on 28 November 2005 and the auditors, Deloitte & Touche LLP,
(Deloitte) reported on the financial statements contained in the Annual Report as of that date. In addition to CAT's UK GAAP financial statements, the 2005
Annual Report also contained preliminary reconciliations to International
Financial Reporting Standards (IFRS), which were also reported on by Deloitte.

Since that date, there has been continuing debate within the accounting profession as to the interpretation of IFRS and, in particular, its relationship with US GAAP and, to a lesser extent, UK GAAP. As a consequence of this debate,
Deloitte have informed CAT that they have altered their view on the interpretation and application of IFRS as it relates to the treatment of the
US$255 million payment received from Abbott in October 2005 and paid out immediately to CAT's licensors as a part of the litigation settlement with
Abbott in respect of HUMIRA®. Previously this receipt and subsequent payment were accounted for in the same manner as the remainder of the litigation settlement with Abbott, as an adjusting post balance sheet event, and therefore included in revenue and direct costs in both the 2005 UK GAAP financial statements and the preliminary IFRS reconciliations. Deloitte's revised interpretation and application of IFRS to these payments is that they should be treated as a non-adjusting post balance sheet event.

Under this revised interpretation and application of IFRS, the US$255m (£144.7m)
received from Abbott and paid out to CAT's licensors in October 2005 would not be included in 2005 revenues and 2005 direct costs. Accordingly, CATs financial statements for its 2006 financial year (which will be prepared under IFRS) will include recognition of revenue and a direct cost in respect of these payments.

It should be emphasised that this is simply a technical accounting adjustment and there are no implications for cash flow or operating loss.

Consequential on this revised interpretation and application of IFRS, CAT's
Annual Report on Form 20F which will be filed with the Securities and Exchange
Commission in the United States in respect of financial year ended 30 September
2005 will contain adjustments to UK GAAP numbers in respect of the matter referred to above so as to show consistency of treatment between US GAAP, UK
GAAP and IFRS.

                                     - ENDS -

Notes to Editors:

Business:

   . CAT is a biopharmaceutical company, aiming to bring improvements to seriously ill patients' lives and thereby create outstanding returns for shareholders. CAT seeks to develop products independently and in collaboration with partners, using its capabilities and technologies in the discovery and development of new and innovative antibody medicines in selected therapeutic areas. CAT also seeks to licence its technologies to enable others to develop new medicines.

Products:

   . HUMIRA®, licensed to Abbott, is the first CAT-derived antibody to be approved for marketing. It was isolated and optimised in collaboration with
     Abbott and has been approved for marketing as a treatment for rheumatoid arthritis (RA) in 57 countries, and for psoriatic arthritis and early RA in some European countries and the US.

   . There are six further CAT-derived antibodies licensed to partners at various stages of clinical development: ABT-874 (Abbott), LymphoStat-B™,
     HGS-ETR1, HGS-ETR2, ABthrax™ (all Human Genome Sciences (HGSI)) and MYO-029
     (Wyeth). CAT has also licensed its proprietary technologies and patents to several companies. CAT's licensees include Amgen, Chugai, Dyax, Genzyme,
     HGSI, Merck & Co, Micromet, Pfizer and Wyeth, and three antibody drug candidates are in clinical development at patent licensees.

   . There are three further human therapeutic product candidates in clinical development: CAT-354 and CAT-3888, proprietary CAT products, and GC-1008, in collaboration with Genzyme.

Collaborations:

   . CAT has a broad collaboration with Genzyme for the development and commercialisation of antibodies directed against TGFß, a family of proteins associated with fibrosis and scarring, and with potential application in  the treatment of some cancers.

   . CAT has a major strategic alliance with AstraZeneca to discover and develop human antibody therapeutics, principally in inflammatory disorders.
     This provides CAT with the opportunity to build a substantial pipeline of antibody therapeutics with a significant pharmaceutical partner.

   . CAT has a co-development collaboration with Zenyth against GM-CSF
     Receptor, a potential drug target in the development of RA.

Science:

   . CAT has an advanced proprietary technology for rapidly isolating human monoclonal antibodies using Phage Display and Ribosome Display systems. CAT has extensive phage antibody libraries, currently incorporating more than
     100 billion distinct antibodies, which form the basis for the Company's strategy to develop a portfolio of antibody-based drugs.

Business Background:

   . CAT is based near Cambridge, UK, with a new site in Palo Alto, USA. CAT currently employs around 290 people.

   . CAT is listed on the London Stock Exchange (CAT) and on NASDAQ (CATG).

   . More information can be found at www.cambridgeantibody.com

Application of the Safe Harbor of the Private Securities Litigation Reform Act
of 1995: This press release contains statements about Cambridge Antibody
Technology Group plc ("CAT") that are forward looking statements. All statements other than statements of historical facts included in this press release may be forward looking statements within the meaning of Section 21E of the Securities
Exchange Act of 1934. These forward looking statements are based on numerous assumptions regarding the company's present and future business strategies and the environment in which the company will operate in the future. Certain factors that could cause the company's actual results, performance or achievements to differ materially from those in the forward looking statements include: market conditions, CAT's ability to enter into and maintain collaborative arrangements, success of product candidates in clinical trials, regulatory developments and competition. We caution investors not to place undue reliance on the forward looking statements contained in this press release. These statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.